Kerr-McGee Completes Roll-up Merger of Sun Energy Partners

         OKLAHOMA CITY (June 30, 1999) -- Kerr-McGee Corp. (NYSE: KMG) announced today the completion of the roll-up merger of Sun Energy Partners, L.P. (NYSE: SLP), a master limited partnership controlled by Kerr-McGee.

         Pursuant to the roll-up merger, each of the 7,543,100 publicly held limited partnership units in Sun Energy Partners has been converted into the right to receive cash consideration. An initial $4.52 per unit will be paid to unitholders upon proper surrender of the certificates for their units. An additional $1.23 per unit will be paid to unitholders subject to and upon final, non-appealable court approval of the previously announced settlement of litigation brought by unitholders in connection with the merger, together with interest from the date of the merger to the date of court approval.

         In connection with the merger, Sun Energy Partners has filed to terminate registration of the units with the Securities and Exchange Commission and applied to de-list the units from the New York Stock Exchange.

         A formal notice of merger and documentation for the surrender of certificates representing units will be distributed to unitholders soon.

         Kerr-McGee is an Oklahoma City-based energy and chemical company with worldwide operations and assets of $5.5 billion.

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CONTACT:         Debbie Schramm
                 (405) 270-2877
99-